PRENETICS GLOBAL LIMITED

Unit 701-706, K11 Atelier King’s Road

728 King’s Road, Quarry Bay

Hong Kong

April 6, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Prenetics Global Limited (the “Company”)

Registration Statement on Form F-4

Originally Filed November 9, 2021

File No. 333-260928

Dear Mr. Campbell and Ms. Crotty:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended (the “Act”), the Company hereby respectfully requests that the effective date of the Company’s Registration Statement on Form F-4 (File No. 333-260928) be accelerated by the Securities and Exchange Commission to 5:00 p.m. Washington D.C. time on April 8, 2022 or as soon as practicable thereafter. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

We request that we be notified of such effectiveness by a telephone call to Brian V. Breheny at (202) 371-7180 or Jonathan B. Stone at +852 3740 4703 of Skadden, Arps, Slate, Meagher & Flom LLP, and we request that such effectiveness also be confirmed in writing.

[Signature page follows]

Very truly yours, Prenetics Global Limited

By:	/s/ Danny Sheng Wu Yeung
Name:	Danny Sheng Wu Yeung
Title:	Director

cc:	Lo Hoi Chun (Stephen), Chief Financial Officer, Prenetics Group Limited
Peter X. Huang, Partner, Skadden, Arps, Slate, Meagher & Flom LLP
Paloma Wang, Partner, Skadden, Arps, Slate, Meagher & Flom LLP
Jesse Sheley, Partner, Kirkland & Ellis International LLP
Steve Lin, Partner, Kirkland & Ellis International LLP

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